 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Shields, Maria (Last) (First) (Middle) Southpointe 275 Technology Drive (Street) Canonsburg, PA 15317 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol ANSYS, Inc. [ANSS] 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/31/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock** Acquired through Employee Stock Purchase Plan	01/31/2003		J**		173	A	$15.8865	5,149	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Options to Purchase	$10.00							(1)	04/19/2006	Common Stk	8,000		$8,000	D
Options to Purchase	$9.625							(2)	06/02/2008	Common Stk	5,300		$5,300	D
Options to Purchase	$6.00							(3)	10/14/2008	Common Stk	1,500		$1,500	D
Options to Purchase	$10.25							(4)	07/13/2009	Common Stk	20,000		$20,000	D
Options to Purchase	$10.625							(5)	05/01/2010	Common Stk	20,000		$20,000	D
Options to Purchase	$9.875							(6)	12/13/2010	Common Stk	20,000		$20,000	D
Options to Purchase	$18.70							(7)	08/20/2011	Common Stk	15,000		$15,000	D
Options to Purchase	$19.77							(8)	10/22/2012	Common Stk	13,000		$13,000	D
Explanation of Responses:

(1)The option grant of 8,000 shares vests in four equal annual installments beginning on 4/19/1997
(2)The option grant of 12,000 shares vests in four equal annual installments beginning on 6/02/1999
(3)The option grant of 6,000 shares vests in four equal annual installments beginning on 10/14/1999
(4)The option grant of 20,000 shares vests in four equal annual installments beginning on 7/13/2000
(5)The option grant of 20,000 shares vests in four equal annual installments beginning on 5/01/2001
(6)The option grant of 20,000 shares vests in four equal annual installments beginning on 12/13/2001
(7)The option grant of 15,000 shares vests in four equal annual installments beginning on 8/20/2002
(8)The option grant of 13,000 shares vests in four equal annual installments beginning on 10/22/2003

By:	Date:
/s/

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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